Exhibit 21.1

List of Subsidiaries of the Company

Intrexon CEU, Inc., a Delaware corporation.

Intrexon ABT, Inc., a Delaware corporation.

Intrexon AB, Co., a Delaware corporation.

AquaBounty Technologies, Inc., a Delaware corporation (approximately 54 percent ownership).

ZIOPHARM Oncology, Inc., a Delaware Corporation (approximately 16 percent ownership).